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                                                            OMB APPROVAL
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                 UNITED STATES                      OMB Number:        3235-0157
        SECURITIES AND EXCHANGE COMMISSION          Expires:    January 31, 2008
             Washington, D.C. 20549                 Estimated average burden
                                                    hours per response........ 3
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                                   FORM N-8F

   APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

INSTRUCTIONS FOR USING FORM N-8F

THIS FORM MAY BE FILED BY AN INVESTMENT COMPANY ("FUND") THAT IS CURRENTLY REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE INVESTMENT COMPANY ACT OF 1940 ("ACT"), IS SEEKING TO DEREGISTER, AND IS IN ONE OF THE FOUR CATEGORIES IN INSTRUCTION 1 BELOW.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

     (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

     (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

     (c)  The fund qualifies for an exclusion from the definition of "investment
          company"  under  section   3(c)(1)  or  section  3(c)(7)  of  the  Act
          ("Abandonment of Registration"); or

     (d)  The  fund  has  become  a  business   development  company  ("Business
          Development Company").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.   No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC'S COLLECTION OF INFORMATION
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Sec. 3507. Responses to this collection of information will not be kept confidential.

          POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION
          OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
          TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
          OMB CONTROL NUMBER.

SEC 1691 (5-02)

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X] MERGER

     [ ] LIQUIDATION

     [ ] ABANDONMENT OF REGISTRATION
         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of  status  as  a  BUSINESS  DEVELOPMENT  COMPANY
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

                BARON CAPITAL FUNDS TRUST

3.   Securities and Exchange Commission File No.: 811-8505
                                                  ---------

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X] Initial  Application     [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                767 Fifth Avenue, 49th Floor
                New York, NY 10153

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

                Linda S. Martinson, General Counsel
                767 Fifth Avenue, 49th Floor
                New York, NY 10153
                (212) 583-2013

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                Linda S. Martinson, General Counsel
                767 Fifth Avenue, 49th Floor
                New York, NY 10153
                (212) 583-2013

     NOTE:Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware
                      ----------

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                BAMCO, Inc.
                767 Fifth Avenue, 49th Floor
                New York, NY 10153

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                Baron Capital, Inc.
                767 Fifth Avenue, 49th Floor
                New York, NY 10153

13.  If the fund is a unit investment trust ("UIT") provide:  NOT APPLICABLE
                                                              --------------
     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [X] Yes    [ ] No

     If Yes, for each UIT state:

NAME OF DEPOSITOR                                       FILE NO.          BUSINESS ADDRESS
-----------------------------------------------------------------------------------------------------------------------------------
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY             811-08569         1300 South Clinton Street
                                                                          Fort Wayne, Indiana 46802
-----------------------------------------------------------------------------------------------------------------------------------
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY             811-07645         1300 South Clinton Street, Post Office Box 1110
                                                                          Fort Wayne, Indiana 46801
-----------------------------------------------------------------------------------------------------------------------------------
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY             811-09241         1300 South Clinton Street
                                                                          Fort Wayne, Indiana 46802
-----------------------------------------------------------------------------------------------------------------------------------
LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK              811-08651         100 Madison Street, Suite 1860
                                                                          Syracuse, New York 13202
-----------------------------------------------------------------------------------------------------------------------------------
LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK              811-07785         100 Madison Street, Suite 1860
                                                                          Syracuse, New York 13202
-----------------------------------------------------------------------------------------------------------------------------------
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY             811-07549         8515 East Orchard Road
                                                                          Greenwood Village, Colorado 80111
-----------------------------------------------------------------------------------------------------------------------------------
STANDARD INSURANCE COMPANY                              811-09619         1100 S.W. Sixth Avenue
                                                                          Portland, Oregon 97204
-----------------------------------------------------------------------------------------------------------------------------------
NEW YORK LIFE INSURANCE & ANNUITY COMPANY               811-07697         51 Madison Avenue
                                                                          New York, New York 10010
-----------------------------------------------------------------------------------------------------------------------------------
NATIONWIDE LIFE INSURANCE COMPANY                       811-21205         One Nationwide Plaza
                                                                          Columbus, Ohio 43215
-----------------------------------------------------------------------------------------------------------------------------------
NATIONWIDE LIFE INSURANCE COMPANY                       811-8301          One Nationwide Plaza
                                                                          Columbus, Ohio 43215
-----------------------------------------------------------------------------------------------------------------------------------
NATIONWIDE LIFE & ANNUITY INSURANCE COMPANY             811-8351          One Nationwide Plaza
                                                                          Columbus, Ohio 43215
-----------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE LIFE INSURANCE COMPANY                      811-7195          829 Ameriprise Financial Center
                                                                          Minneapolis, MN 55474
-----------------------------------------------------------------------------------------------------------------------------------


15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes         [ ] No

          If Yes, state the date on which the board vote took place:

                May 23, 2006
                ------------

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes       [ ] No

          If Yes, state the date on which the shareholder vote took place:

                May 23, 2007
                -------------

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X] Yes       [ ] No

          (a) If Yes, list the date(s) on which the fund made those distributions:

                June 5, 2007
                ------------

          (b)  Were the distributions made on the basis of net assets?

               [X] Yes   [ ] No

          (c)  Were the distributions made pro rata based on share ownership?

               [X] Yes   [ ] No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e)  Liquidations only:
               Were any distributions to shareholders made in kind?

               [ ] Yes  [ ] No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ] Yes    [ ] No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes    [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes    [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes    [X] No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

         [ ] Yes        [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes     [X] No

     If Yes,
     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a)   List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)     Legal expenses:                                       $396,000

          (ii)    Accounting expenses:                                     6,800

          (iii)   Other expenses (list and identify  separately):
                             Proxy Mailing and Solicitation Fees          73,113
                                                                        --------

          (iv)    Total expenses (sum of lines (i)-(iii) above):        $475,913
                                                                        ========

     (b)  How were those expenses allocated?

          100% of the legal and accounting expenses shown above was allocated to and paid by BAMCO, Inc., the Fund's Adviser. 60.7% of the other expenses shown above was allocated to and paid by BAMCO, Inc. and 39.3% of such expenses was allocated to and paid by The Lincoln National Life Insurance Company or one of its affiliates ("Lincoln").

     (c)  Who paid those expenses?

          All fees were paid by the Adviser, BAMCO, Inc. Lincoln also incurred and paid expenses in connection with the Merger.

     (d)  How did the fund pay for unamortized expenses (if any)?

          None.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes     [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes    [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes    [X] No

     If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

          LVIP Baron Growth Opportunities Fund, a series of Lincoln Variable Insurance Products Trust


     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          811-08090
          ---------

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          File:  333-140653
          Form   497
          Filed: 03/30/2007

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BARON CAPITAL FUNDS TRUST, (ii) she is the PRESIDENT, CHIEF OPERATING
OFFICER, SECRETARY and GENERAL COUNSEL of BARON CAPITAL FUNDS TRUST, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


Date:  July 12, 2007

       /s/ Linda S. Martinson
       ----------------------
           Linda S. Martinson
           President, Chief Operating Officer,
           Secretary and General Counsel